Mercedes-Benz Auto Receivables Trust 2012-1
Investor Report
Collection Period Ended   31-Mar-2015

Amounts in USD

Dates

Collection Period No.	31			
Collection Period (from... to)	1-Mar-2015	31-Mar-2015		
Determination Date	13-Apr-2015			
Record Date	14-Apr-2015			
Distribution Date	15-Apr-2015			
Interest Period of the Class A-1 Notes (from... to)	16-Mar-2015	15-Apr-2015	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Mar-2015	15-Apr-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	450,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	500,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	450,000,000.00	100,476,170.93	76,720,823.07	23,755,347.86	52.789662	0.170491
Class A-4 Notes	146,500,000.00	146,500,000.00	146,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,546,500,000.00**	**246,976,170.93**	**223,220,823.07**	**23,755,347.86**		
Overcollateralization	47,874,327.63	55,803,101.47	55,803,101.47			
Adjusted Pool Balance	1,594,374,327.63	302,779,272.40	279,023,924.54			
Yield Supplement Overcollateralization Amount	56,491,714.15	10,297,330.73	9,514,111.77			
Pool Balance	**1,650,866,041.78**	**313,076,603.13**	**288,538,036.31**			

	Amount	Percentage
Initial Overcollateralization Amount	47,874,327.63	3.00%
Target Overcollateralization Amount	55,803,101.47	3.50%
Current Overcollateralization Amount	55,803,101.47	3.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.230000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.370000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.470000%	39,353.17	0.087451	23,794,701.03	52.877113
Class A-4 Notes	0.610000%	74,470.83	0.508333	74,470.83	0.508333
Total		**$113,824.00**		**$23,869,171.86**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	24,427,919.60	(1) Total Servicing Fee	260,897.17
Interest Collections	738,704.92	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	17,959.02	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	118,229.34	(3) Interest Distributable Amount Class A Notes	113,824.00
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	620.21	(6) Regular Principal Distributable Amount	23,755,347.86
Available Collections	25,303,433.09	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**25,303,433.09**	(9) Excess Collections to Certificateholders	1,173,364.06
		Total Distribution	**25,303,433.09**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	260,897.17	260,897.17	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	113,824.00	113,824.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	39,353.17	39,353.17	0.00
thereof on Class A-4 Notes	74,470.83	74,470.83	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	113,824.00	113,824.00	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	23,755,347.86	23,755,347.86	0.00
Aggregate Principal Distributable Amount	23,755,347.86	23,755,347.86	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,985,935.82
Reserve Fund Amount - Beginning Balance	3,985,935.82
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	101.57
minus Net Investment Earnings	101.57
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,985,935.82
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	101.57
Net Investment Earnings on the Collection Account	518.64
Investment Earnings for the Collection Period	620.21

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,650,866,041.78	60,543
Pool Balance beginning of Collection Period	313.076.603.13	24.301
Principal Collections	15,743,775.20	
Principal Collections attributable to Full Pay-offs	8,684,144.40	
Principal Purchase Amounts	0.00	
Principal Gross Losses	110,647.22	
Pool Balance end of Collection Period	288,538,036.31	23,242
Pool Factor	17.48%	

	As of Cutoff Date	Current
Weighted Average APR	2.93%	2.77%
Weighted Average Number of Remaining Payments	47.48	23.53
Weighted Average Seasoning (months)	13.98	41.70

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	285,959,615.57	23,083	99.11%
31-60 Days Delinquent	2,038,703.26	128	0.71%
61-90 Days Delinquent	443,227.45	23	0.15%
91-120 Days Delinquent	96,490.03	8	0.03%
Total	288,538,036.31	23,242	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses	Current
Principal Gross Losses	110,647.22
Principal Net Liquidation Proceeds	17,889.94
Principal Recoveries	117,444.11
Principal Net Losses	-24,686.83
Cumulative Principal Net Losses	3,340,938.13
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.202%